SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D
                                (Rule 13d-101)

                   Under the Securities Exchange Act of 1934

                          DELTA GALIL INDUSTRIES LTD.
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                               (Name of Issuer)

                  ORDINARY SHARES, PAR VALUE NIS 1 PER SHARE
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                        (Title of Class of Securities)

                                     None
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                                (CUSIP Number)

                                  Isaac Dabah
                               GMM Capital, LLC
                         689 Fifth Avenue, 14th Floor
                              New York, NY 10022
                                (212) 688-8288

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      (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                With a copy to:
                           Thomas W. Greenberg, Esq.
                   Skadden, Arps, Slate, Meagher & Flom LLP
                               Four Times Square
                           New York, New York 10036
                                (212) 735-3000

                                August 15, 2005
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            (Date of Event Which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

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1.   Names of Reporting Persons. I.R.S. Identification Nos. of above persons
     (entities only)

     GMM Capital, LLC
     I.R.S. Identification No.: 72-6232404
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2.   Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                 (a) [ ]
                                                                 (b) [ ]
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3.   SEC USE ONLY

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4.   Source of Funds (See Instructions)

     AF, BK
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5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)
                                                                     [ ]

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6.   Citizenship or Place of Organization

     Delaware
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Number of                                    7.      Sole Voting Power
Shares
Beneficially                                         0
Owned by                                    -----------------------------------
Each                                         8.      Shared Voting Power
Reporting
Person with                                          4,750,588
                                            -----------------------------------
                                             9.      Sole Dispositive Power

                                                      0
                                             -----------------------------------
                                             10.     Shared Dispositive Power

                                                     4,750,588
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11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     4,750,588

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12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)

                                                                       [ ]
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13.  Percent of Class Represented by Amount in Row (11)

     25.4%*
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14.  Type of Reporting Person (See Instructions)

     OO
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* Based on 18,695,165 ordinary shares outstanding, excluding 1,206,802 ordinary shares held by the Company and excluding 45,882 ordinary shares held by a trustee in connection with Delta Galil's stock option plans.

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1.   Names of Reporting Persons. I.R.S. Identification Nos. of above persons
     (entities only)

     GMM Trust
     I.R.S. Identification No.: 72-6232404

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2.   Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                     (a) [ ]
                                                                     (b) [ ]
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3.   SEC USE ONLY

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4.   Source of Funds (See Instructions)

     OO
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5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
     2(d) or 2(e)

                                                                        [ ]
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6.   Citizenship or Place of Organization

     New Jersey
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Number of                                    7.      Sole Voting Power
Shares
Beneficially                                         0
Owned by                                     ----------------------------------
Each                                         8.      Shared Voting Power
Reporting
Person with                                          4,750,588
                                             -----------------------------------
                                             9.      Sole Dispositive Power

                                                     0
                                             -----------------------------------
                                             10.     Shared Dispositive Power

                                                     4,750,588
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11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     4,750,588
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12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)

                                                                           [ ]
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13.  Percent of Class Represented by Amount in Row (11)

     25.4%**
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14.  Type of Reporting Person (See Instructions)

     OO
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** Based on 18,695,165 ordinary shares outstanding, excluding 1,206,802 ordinary shares held by the Company and excluding 45,882 ordinary shares held by a trustee in connection with Delta Galil's stock option plans.

Item 1.  Security and Issuer.

         This statement on Schedule 13D (the "Statement") relates to the ordinary shares, par value 1 NIS per share ("Ordinary Shares"), of Delta Galil Industries Ltd., an Israeli corporation (the "Company"). The Company's principal executive office is located at 2 Kaufman Street, Tel Aviv, Israel.

Item 2.  Identity and Background.

         (a) This Statement is being filed jointly on behalf of GMM Capital, LLC ("GMM Capital"), a Delaware limited liability company and GMM Trust, a trust formed under the laws of the State of New Jersey ("GMM Trust", and together with GMM Capital, the "Reporting Persons"). GMM Trust is the sole member of GMM Capital.

         (b) The principal office of each of the Reporting Persons is located at 689 Fifth Avenue, 14th Floor, New York, NY 10022. The names, business addresses and present principal occupations or employment of the trustees of GMM Trust are set forth on the attached Schedule I, which is incorporated herein by reference.

         (c) The principal business of GMM Capital is to invest in and trade securities on behalf of the beneficiaries of GMM Trust. The principal business of GMM Trust is to invest in and trade securities on behalf of the beneficiaries of GMM Trust. The names and principal occupations or employment of the directors and executive officers of GMM Capital and the trustees of GMM Trust are set forth on the attached Schedule I, which is incorporated herein by reference.

         (d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). None of the persons identified on Schedule I hereto has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) None of the Reporting Persons has, during the last five years, been a party to any civil proceeding as a result of which it was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws. None of the persons identified on Schedule I hereto has, during the last five years, been a party to any civil proceeding as a result of which such person was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

         (f) Except as noted on Schedule I, all directors and executive officers of GMM Capital and the trustees of GMM Trust are citizens of the United States.

Item 3.  Source and Amount of Funds or Other Consideration.

         The Reporting Persons have entered into an agreement to acquire 4,256,537 Ordinary Shares (the "Purchased Shares") owned by Sara Lee International Corporation ("Sara Lee") pursuant to the transactions more fully described in Item 4 of this Statement for an aggregate purchase price of $27,667,490.50 pursuant to a Share Purchase Agreement, dated as of August 15, 2005 (the "Share Purchase Agreement"), by and between GMM Capital and Sara Lee. GMM Capital will fund the purchase price with capital provided by and on behalf of GMM Trust and through loans obtained from one or more financial institutions (which have not yet been identified). The Reporting Persons hold an additional 494,051 Ordinary Shares which were acquired for cash through open market purchases for an aggregate purchase price of $4,436,331.54, including brokerage fees and commissions.

Item 4.  Purpose of Transaction.

         On August 15, 2005, GMM Capital entered into the Share Purchase Agreement with Sara Lee pursuant to which GMM Capital has agreed to purchase the Purchased Shares owned by Sara Lee for an aggregate purchase price of $27,667,490.50, or $6.50 per share. The consummation of the transactions contemplated by the Share Purchase Agreement is scheduled to take place on August 30, 2005, subject to the satisfaction of certain conditions, including but not limited to: (i) the representations and warranties in the Share Purchase Agreement being true and correct as of the closing date under the Share Purchase Agreement and (ii) the receipt of all applicable authorizations, consents and approvals of governmental authorities. Furthermore, if within six months of the date of acquiring the Purchased Shares, GMM Capital acquires any Ordinary Shares from any of N.D.R.L. Investments (1988) Ltd., Nichsei Adinoam, Noam Lautman or Dov Lautman (collectively, the "Lautman Group") or makes a tender offer to purchase Ordinary Shares at a purchase price higher than $6.50 per share, then, if such transaction is consummated, GMM Capital has agreed to pay Sara Lee the product of (i) the excess of such purchase price over $6.50 multiplied by (ii) the number of Purchased Shares. A copy of the Share Purchase Agreement is attached as Exhibit 1 and is incorporated by reference in its entirety herein.

         Additionally, in connection with the transactions contemplated by the Share Purchase Agreement, the Lautman Group has agreed to waive certain rights of first refusal it has with respect to the Purchased Shares and to permit the sale by Sara Lee of the Purchased Shares to GMM Capital.

         GMM Capital has agreed to purchase the Purchased Securities because the Reporting Persons believe that the Company represents an attractive investment. Additionally, GMM Capital and Isaac Dabah have agreed to enter into a shareholders agreement (the "Shareholders Agreement") with the Lautman Group upon the consummation of the transactions contemplated by the Share Purchase Agreement in order to regulate their relationship as shareholders of the Company and govern their respective support for, and responsibilities towards, the Company. A copy of the form of Shareholders Agreement is attached as Exhibit 2 and is incorporated by reference in its entirety herein.

         The Shareholders Agreement will provide, among other things, that:

               (1) GMM Capital will be entitled to nominate 30% of the members of the Company's board of directors, excluding outside directors, with fractions rounded up to the next whole number, and the Lautman Group is entitled to nominate the remainder of the members of the board, excluding independent directors;

               (2) at least one of the directors nominated by GMM Capital shall be a member of the balance sheet committee of the board of directors of the Company;

               (3) the Company may not issue, allot or grant options over or conversion rights into its unissued share capital without the prior consent of GMM Capital or unless as part of a pro rata distribution of fully paid up bonus shares;

               (4) new appointments of a chief executive officer of the Company shall require the consent of GMM Capital;

               (5) the prior approval of GMM Capital and the Lautman Group shall be required for actions by the Company or its subsidiaries with respect to (i) acquisitions, dispositions or licenses of assets or businesses, other than in the ordinary course of business consistent with past practice, involving consideration with a value of more than 5% of the total assets of the Company, (ii) public issuances or private placements of bonds or similar debt securities or the payment of dividends in any fiscal year in excess of 5% of the total consolidated assets of the Company, (iii) the approval of the annual capital expenditure budget of the Company and any material modification thereof, if the aggregate amount contemplated by such capital expenditure budget to be spent exceeds certain pre-defined thresholds and (iv) any merger, consolidation, recapitalization or equivalent transaction involving the Company (other than certain intercompany transactions) or the commencement of any bankruptcy or insolvency proceedings or liquidation or winding up of the Company; and

               (6) the approval of the annual operating budget of the Company and any material modification thereof shall require the approval of a majority of the board of directors of the Company.

         In addition, the Lautman Group and GMM Capital shall each grant the other a right to purchase any Ordinary Shares that the other party beneficially owns and proposes to sell, other than to certain permitted transferees of each party, including controlled and controlling affiliates and family members. Isaac Dabah, the Executive Director of GMM Capital, has personally guaranteed the obligations of GMM Capital under the Shareholders Agreement.

         The term of the shareholders agreement will expire on the earlier to occur of: (i) the date on which GMM Capital and its permitted transferees hold less than 10% of the equity rights of the Company and (ii) the date on which the Lautman Group hold less than 10% of the equity rights of the Company, provided that GMM then owns at least 2.5 times the number of shares held by the Lautman Group. The Reporting Persons disclaim beneficial ownership of the Ordinary Shares owned by the Lautman Group.

         The parties have also agreed that Isaac Dabah will have the title of non executive Deputy Chairman of the Board of Directors of the Company.

         Other than as set forth above, the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D of the Securities Exchange Act of 1934, as amended. However, the Reporting Persons may, at any time and from time to time, review or reconsider their position with respect to the Company, and formulate (and modify) plans or proposals with respect to any such matters. The Reporting Persons intend to continue to review and evaluate their investment in the Company. Depending on the price and availability of funds, subsequent developments affecting the Company, the Company's business, other investment and business opportunities available to the Reporting Persons and general stock market, economic and other factors that the Reporting Persons may deem relevant from time to time, the Reporting Persons may maintain their investment at current levels or sell all or a part of their investment, or acquire additional Ordinary Shares or other securities of Company at any time. Any acquisition or disposition of Ordinary Shares by the Reporting Persons may be effected through open market or privately negotiated transactions, or otherwise.

Item 5.  Interest in Securities of the Issuer.

         (a) Based upon information set forth in the Company's Report on Form 20-F for the period ending December 31, 2004, there were 19,947,849 Ordinary Shares outstanding as of December 31, 2004, 1,206,802 of which were held by the Company as treasury shares and 45,882 of which were held by a trustee in connection with the Company's stock option plans. The Reporting Persons may be deemed to beneficially own 4,750,588 Ordinary Shares, or 25.4% of the outstanding Ordinary Shares. The persons set forth on Schedule I do not beneficially own any Ordinary Shares and expressly disclaim beneficial ownership of the Ordinary Shares deemed beneficially owned by the Reporting Persons.

         (b) The Reporting Persons share the power to vote or to direct to vote and the share the power to dispose or to direct the disposition of all 4,750,588 Ordinary Shares that may be deemed beneficially owned by them. As a result of its ownership of GMM Capital, GMM Trust may be deemed to control the power to vote or direct the disposition of such Ordinary Shares. The persons set forth on Schedule I do not have the power to vote or to direct to vote or the power to dispose or to direct the disposition of any other Ordinary Shares and expressly disclaim beneficial ownership of the Ordinary Shares deemed beneficially owned by the Reporting Persons.

         (c) Except for the transactions described in Item 4 of this Statement, during the past sixty days, there were no purchases of Ordinary Shares, or securities convertible in to or exchangeable for Ordinary Shares, by the Reporting Persons or any person or entity controlled by the Reporting Persons or any person or entity for which the Reporting Persons possess voting control over the securities thereof or, to the knowledge of the Reporting Persons, the persons listed on Schedule I. During such sixty day period, there were no sales of Ordinary Shares, or securities convertible into or exchangeable for Ordinary Shares, by the Reporting Persons or any person or entity controlled by the Reporting Persons or any person or entity for which the Reporting Persons possess voting control over the securities thereof or, to the knowledge of the Reporting Persons, the persons listed on Schedule I.

         (d) No person (other than the Reporting Persons) is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares referenced in this Statement.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         Except as described herein and in Item 4 of this Statement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any person, with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities of the Company, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

         Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into an agreement with respect to the joint filing of this statement, and any amendment or amendments hereto, which is attached as Exhibit 3 and is incorporated herein by reference.

Item 7.  Material to be Filed as Exhibits.

         1. Share Purchase Agreement, dated as of August 15, 2005 by and between GMM Capital and Sara Lee.

         2. Form of Shareholders Agreement to be entered into by and among GMM Capital, Isaac Dabah and the Lautman Group.

         3. Joint Filing Agreement, dated as of August 16, 2005, by and between the Reporting Persons.

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth herein is true, complete and correct.


                                             GMM CAPITAL LLC

                                             By: /s/ Isaac Dabah
                                                 -----------------------------
                                                 Name:  Isaac Dabah
                                                 Title: Executive Director


                                            GMM TRUST

                                             By: /s/ Isaac Dabah
                                                 -----------------------------
                                                 Name:  Isaac Dabah
                                                 Title: Trustee


Dated: August 16, 2005

                                                                    Schedule I

        OFFICERS AND DIRECTORS OF GMM CAPITAL AND TRUSTEES OF GMM TRUST

         The names, present principal occupations and business addresses of the officers and directors of GMM Capital and the trustees of GMM Trust are set forth below. Except as set forth below, such individual's business address is that of GMM Capital or GMM Trust, as applicable. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to such person's position with GMM Capital or GMM Trust, as applicable.


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Name                                               Principal Occupation               Business Address
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

Isaac Dabah, Executive Director                    Private investor                   689 Fifth Avenue, 14th Floor
of GMM Capital and Trustee of GMM Trust                                               New York, NY 10022

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Ivette Dabah, Trustee of GMM Trust*                Private investor                   689 Fifth Avenue, 14th Floor
                                                                                      New York, NY 10022

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Donald Hecht, Manager of GMM Capital and           Certified Public Accountant        689 Fifth Avenue, 14th Floor
Administrative Trustee of GMM Trust                                                   New York, NY 10022

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Itzhak Weinstock, Chief Financial Officer          Chief Financial Officer of GMM     689 Fifth Avenue, 14th Floor
of GMM Capital                                     Capital                            New York, NY 10022

----------------------------------------------------------------------------------------------------------------------

* Ivette Dabah is a citizen of Argentina.

                                 EXHIBIT INDEX

         1. Share Purchase Agreement, dated as of August 15, 2005 by and between GMM Capital and Sara Lee.

         2. Form of Shareholders Agreement to be entered into by and among GMM Capital, Isaac Dabah and the Lautman Group.

         3. Joint Filing Agreement, dated as of August 16, 2005, by and between the Reporting Persons.